UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MANCHESTER UNITED plc
(Name of Subject Company (Issuer))

TRAWLERS LIMITED
(Offeror)

a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by

JAMES A. RATCLIFFE

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares, Par9 Value $0.0005 Per Share
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Tristan Head, Officer
Trawlers Limited

Fort Anne

Douglas, IM1 5PD, Isle of Man

Tel. (+44) 1624 826200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew Jolly, Esq. Hywel Davis, Esq. Slaughter and May One Bunhill Row London EC1Y 8YY, United Kingdom	Krishna Veeraraghavan, Esq. Benjamin Goodchild Esq. Paul, Weiss, Rifkind, Wharton & Garrison 1285 6th Ave New York, NY 10019, United States

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2024 (together with any amendments or supplements hereto, the “Schedule TO”) related to the offer (the “Offer”) by Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (together with the Purchaser, the “Offerors”), to purchase up to 13,237,834 Class A ordinary shares, par value $0.0005 per share (“Class A Shares”), of Manchester United plc (the “Company”), a Cayman Islands exempted company, which, based on information provided by the Company, represents 25.0% of the issued and outstanding Class A Shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share, in cash (subject to certain adjustments as described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase (as defined below)), without interest thereon, less any required tax withholding, as described in the Offer to Purchase, dated January 17, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which collectively constitute the “Offer Documents”). Unless otherwise indicated, references to sections in this Amendment No. 2 are references to sections of the Offer to Purchase.

The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Amendment to the Schedule TO

ITEMS 1, 4 AND 11.       SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; AND ADDITIONAL INFORMATION.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On February 12, 2024, the Offerors extended the expiration date of the Offer to one minute after 11:59 p.m. Eastern Time on February 16, 2024, unless extended or earlier terminated, in either case pursuant to the terms of the Transaction Agreement. The Offer was previously scheduled to expire at one minute after 11:59 p.m. Eastern Time on February 13, 2024.

Computershare Trust Company, N.A., the depositary for the Offer, has advised the Offerors that, as of 5:00 p.m. Eastern Time on February 13, 2024, 31,133,974 Class A Shares, representing approximately 58.8% of the outstanding Class A Shares, have been validly tendered (and not validly withdrawn) pursuant to the Offer.

On February 14, 2024, the Offerors issued a press release announcing the extension of the expiration of the Offer. A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(A)**#	Letter to Shareholders, dated February 12, 2024
(a)(5)(B)**	Press Release, dated February 14, 2024.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

ITEMS 1 THROUGH 9 AND 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1.	The Offer to Purchase is hereby amended and supplemented by amending and restating the second sub-bullet of the first bullet under the caption “WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?” in the Summary Term Sheet on page 4, paragraph number 2 under “The Offer is subject to the conditions, among others, that:” on page 12 and the second to last bullet on page 66 of the Offer to Purchase in its entirety to read as follows:

(i) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws (“Antitrust Laws”) set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect (which have already been obtained and are in full force and effect), (ii) the PL Approval (as defined in the Transaction Agreement) will have been obtained (which has already been obtained) and (iii) the Football Association Approval (as defined in the Transaction Agreement) will have been obtained (which has already been obtained) (the “Regulatory Condition”)

2.	The Offer to Purchase is hereby amended and supplemented by amending and restating the sixth paragraph (third bullet under “The respective obligations of Sellers, the Company and Purchaser to consummate (i) the purchase and sale of the Sale Shares and (ii) the subscription, issue and allotment of the Closing Subscription Shares, are in each case subject to the satisfaction (or written waiver by all parties to the Transaction Agreement), if permissible under applicable law at or prior to the Closing Date (as defined below) of each of the following conditions:”) on page 33 in its entirety to read as follows:

(i) the clearances, approvals and consents required to be obtained under the Antitrust Laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect (which have already been obtained and are in full force and effect), (ii) the PL Approval will have been obtained and will be in full force and effect (which has already been obtained and is in full force and effect) and (iii) the Football Association Approval will have been obtained and will be in full force and effect (which has already been obtained and is in full force and effect). We refer herein to this condition of the Transaction Agreement as the “Regulatory Condition”; and

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

TRAWLERS LIMITED

By:	/s/ Tristan Head
Name:	Tristan Head
Title:	Officer

JAMES A. RATCLIFFE

By:	/s/ James A. Ratcliffe
Name:	James A. Ratcliffe

EXHIBIT LIST

Index No.
(a)(1)(A)*	Offer to Purchase, dated January 17, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published January 17, 2024, in the New York Times.
(a)(5)(A)**#	Letter to Shareholders, dated February 12, 2024.
(a)(5)(B)**	Press Release, dated February 14, 2024.
(b)	Not applicable.
(d)(1)	Transaction Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(2)	Governance Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(3)	Voting Agreement, dated as of December 24, 2023, by and between Sellers and the Company (incorporated by reference to Exhibit 99.3 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(4)*	Equity Commitment Letter, dated as of December 24, 2023, by and between the Offerors.
(d)(5)	Limited Guarantee, dated as of December 24, 2023, entered into by and among James A. Ratcliffe, the Company and Sellers (incorporated by reference to Exhibit 99.4 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.
#	This exhibit is being filed herewith to include certain information inadvertently omitted from the version that was previously filed.

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